EXHIBIT 2.10

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL TREATMENT REQUESTED: INFORMATION FOR

WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS

OMITTED AND IS NOTED WITH “[**]”. AN UNREDACTED VERSION OF

THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT, dated as of March 25, 2005 (this “Agreement”), between Global Crossing Holdings Limited, a Bermuda company (“Seller”), and WestCom Corporation, a New York corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller and its Subsidiaries presently conduct the Business;

WHEREAS, Seller and its Subsidiaries desire to sell, transfer and assign to Purchaser, and Purchaser desires to acquire and assume from Seller and its Subsidiaries, all of the Purchased Assets and Assumed Liabilities, all as more specifically provided herein;

WHEREAS, certain terms used in this Agreement are defined in Section 1.1;

WHEREAS, the parties are executing as of the date of this Agreement a Transition Services Agreement, pursuant to which Seller shall provide to Purchaser transitory and other services; and

WHEREAS, the parties and MCI have executed the MCI Assignment and Assumption Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1. Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Actual Regulatory Prohibition” means any Order by a Governmental Body of competent jurisdiction (i) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or (ii) that imposes upon Purchaser any material Liability or material Business Restriction; in each case relating to the Purchased Assets or the Business.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means, collectively, the Seller Documents, the Purchaser Documents, the Transition Services Agreement, the Management Agreement, the Seller Master Services Agreement, the Purchaser Master Services Agreement and the Escrow Agreement.

“Business” means the business of providing private line voice services and data transport services on the GCFM network primarily to the financial industry under the brand name “Global Crossing Trader Voice” or “Global Crossing Financial Markets” (and formerly marketed under the name “IXnet”) and the Lucent private line circuits listed in Schedule 1.1(c) as conducted during the 12-month period prior to the date hereof or with such changes outside of the Ordinary Course of Business as may be approved by Purchaser, from and after the date hereof and prior to Closing; provided, however, that the definition of “Business” shall not include Frame Relay, ATM or extranet services specific to the securities trading industry under the brand name “Global Crossing Financial Extranet” or “Global Crossing Financial Markets” and certain corporate administrative functions necessary for the operation of the Business, including accounting, finance, billing, sales, marketing, information technology, engineering, legal support, human resource support, customer support, corporate communications, product development and similar corporate and back-office functions.

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Business Restriction” means any termination, restriction or impairment of the rights of Purchaser under or with respect to the Purchased Assets (including the Purchased Contracts and Customer Contracts) or the ability of Purchaser to conduct the Business in substantially the same manner as conducted by Seller or its Subsidiaries since January 1, 2004 and, if applicable, prior to any event or determination to which any reference to a “Business Restriction” may relate.

“CBOT Leases” means those certain Vendor Equipment Cabinet License Agreements, dated as of October 1, 2001 and October 12, 1999, respectively, by and between Board of Trade of the City of Chicago and International Exchange Networks, Ltd.

“Change of Control” means (a) any direct or indirect sale, to any Person not an Affiliate of Global Crossing Limited or any of its Subsidiaries, of all or substantially all of the business and assets of Global Crossing Limited and its Subsidiaries, including any purchase of such business or assets and any acquisition of such business and assets by way of a merger, consolidation or similar transaction or series of related transactions as a result of which those Persons who in the aggregate held a majority of the voting power of Global Crossing Limited immediately prior to such transaction do not hold (either directly or indirectly) more than 50% of the voting power of Global Crossing Limited and such affected Subsidiaries (or the surviving or resulting entity or entities thereof) after giving effect to such transaction, or (b) any transaction which results in the individuals who constituted the board of directors of Global Crossing Limited immediately prior to such transaction ceasing for any reason to constitute at least a majority of the board of directors of Global Crossing Limited immediately after such transaction. However, “Change of Control” shall not mean or include any recapitalization or reorganization of Seller or any of its Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any concurrence of understanding and intention between two or more Persons with respect to their relative rights and/or obligations or with respect to a thing done or to be done (whether oral or in recorded form and whether or not conditional, executory, express, in writing or meeting the requirements of contract), including any contract, indenture, note, bond, lease or other agreement.

“Customer Access Circuits” means those customer local access circuits and tail circuits dedicated exclusively to the Business.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related exclusively to the Business and the Purchased Assets in each case whether or not in electronic form.

“Effective Time of the Closing” shall mean 12:01 AM on the Closing Date.

“Employee” means (i) the individuals who are employed by Seller or its Subsidiaries in connection with the Business as of the date hereof, and (ii) individuals who are hired to replace any such individual in respect of the Business after the date hereof and prior to the Closing who receive compensation, benefits and a position of employment that are, in each case, substantially equivalent as those previously provided to such replaced individual.

“Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, or rule of common law currently in effect relating to the protection of human health and safety or the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the regulations promulgated pursuant thereto.

“ERISA” means the Employment Retirement Income Security Act of 1974, as amended.

“Escrow Agreement” means the Escrow Agreement to be entered into by Seller, Purchaser and Escrow Agent on the Closing Date, in the form attached hereto as Exhibit C.

“Excluded Contracts” means all Contracts related to the Business other than Customer Contracts and Purchased Contracts, including all leases of real property other than the Transferred Leases.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Global Crossing Limited” means Global Crossing Limited, a Bermuda company, and any successors and assigns thereof.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether legislative, executive or judicial, whether United States, foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court, tribunal, mediator or arbitrator (public or private).

“Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body including petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any other Person the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person) and (vii) all prepayment obligations or penalties in respect of any of the foregoing.

“Intentional Misrepresentation” means, with respect to any representation made pursuant to this Agreement, an incorrect representation (i) made by any Person that such Person had actual knowledge was incorrect when made or (ii) made by any Person with reckless disregard for the truth, accuracy or correctness thereof.

“IRS” means the Internal Revenue Service.

“Knowledge of Seller” means the knowledge of those Persons identified on Schedule 1.1(a) after reasonable investigation by such Persons.

“Law” means any foreign or United States federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Letter of Intent” means that certain letter of intent, dated September 27, 2004 (as amended through the date hereof), by and among Global Crossing Limited, Purchaser and One Equity Partners LLC.

“Liability” means any Indebtedness, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Lien” means any lien, encumbrance, pledge, mortgage, assessment, lease, levy, deed of trust, security interest, charge, option, right of first refusal, easement or servitude.

“Management Agreement” means the Management Agreement dated as of the date hereof by and between Purchaser and Seller.

“Material Adverse Effect” means any circumstance, event, change in, or effect that has or will have (a) a material adverse effect on the Business, assets, Liabilities, financial condition, or results of operations of the Business as of the date of the most recent Financial Data delivered to Purchaser prior to the date of this Agreement, including a material restriction on the ability of Seller or Subsidiaries to continue to conduct the Business in the same manner as conducted by Seller and its Subsidiaries since January 1, 2004, or (b) a material adverse effect on the ability of Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement, in each case other than an effect resulting from an Excluded Matter. “Excluded Matter” means any one or more of the following: (i) the effect of any change in the United States or foreign economies or securities or financial markets in general; (ii) the effect of any change that generally affects any industry in which Seller or any of its Subsidiaries operates the Business; (iii) the effect of any changes in applicable Laws or accounting rules; (iv) any effect resulting from any public announcement of this Agreement, or the consummation of the transactions contemplated by this Agreement; or (v) the continuation of the historical decline of revenues or profitability of the Business after the date hereof in a manner similar and at the same rate in proportion to that which has been disclosed to the Purchaser prior to the date hereof.

“MCI” means MCI WorldCom Network Services, Inc.

“MCI Assignment and Assumption Agreement” means the Assignment and Assumption Agreement by and among Seller, Purchaser and MCI dated as of March 24, 2005.

“Network Security Agreement” means that Network Security Agreement dated September 24, 2003 among Global Crossing Ltd., Singapore Technologies Telemeter Pet Ltd., the Federal Bureau of Investigation, the United States Department of Justice, the United States Department of Defense and the United States Department of Homeland Security.

“Newark Lease” means that certain Lease Agreement, dated as of March 23, 1999, by and between Market Halsey Urban Renewal, LLC and IX Net, Inc. (as successor in interest to International Exchange Network, Ltd.).

“NY PSC” means the State of New York Public Service Commission.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of operations of the Business in compliance with Law.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings provided an appropriate reserve is established therefor; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business which are being contested in good faith and which are bonded, if required by applicable Law; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body provided that such regulations have not been violated; (v) title of a lessor under a capital or operating lease; and (vi) such other imperfections in title, charges, easements, restrictions and encumbrances which would not result in a Material Adverse Effect; provided that, in the case of Permitted Exceptions described in the foregoing clauses (i) through (vi), Purchaser would still obtain the benefit of the underlying asset or Contract, except that Purchaser shall take assignment of the Transferred Leases in accordance with the terms hereof subject to the rights of the lessor of such real property as set forth in the currently effective lease therefor (provided that any such rights do not arise based on a breach of such Transferred Lease by Seller or its Subsidiaries prior to the Effective Time of the Closing) (such rights of a lessor being herein referred to as “Lessor Contractual Rights”).

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Products” means any and all products developed, manufactured, marketed or sold in the Business, whether work in progress or in final form.

“Purchased Intellectual Property” means all intellectual property rights used by Seller and its Subsidiaries exclusively in connection with the Business and arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”), (ii) all trademarks, service marks, trade names, service names, brand names, all trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof (collectively, “Marks”), (iii) copyrights and registrations and applications therefor and works of authorship, moral rights and mask work rights (collectively, “Copyrights”) and (iv) all Software and Technology.

“Regulatory Approvals” means (i) any approval of the Federal Communications Commission and the NY PSC necessary for the consummation of the transactions contemplated hereunder or confirmation that each of the Federal Communications Commission and the NY PSC will not take any action to preclude the transfer of the Purchased Assets and Assumed Liabilities to Purchaser, and (ii) approval of the German competition authority, the German Federal Cartel Office (Bundeskartellamt).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) to correct a condition of noncompliance with Environmental Laws.

“Shared Contracts” means all Contracts related to the Business that also relate to the businesses (other than the Business) conducted by Seller or any of its Affiliates.

“Significant Customer(s)” means any customer of the Business with an invoice that exceeded $10,000 per month during the fourth quarter of 2004.

“Software” means the software platforms identified on Schedule 1.1(b).

“Subsidiary” of any Person means any other Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such Person.

“Tax Authority” means any Governmental Body or employee thereof, charged with the administration of any law or regulation relating to Taxes, whether in the United States or foreign.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes (including any attachment thereto or amendment thereof).

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, UK PAYE, UK income tax, UK employer and employee National Insurance contributions, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, including Universal Service Fund, Federal Communications Commission fees, charges, levies, assessments and similar amounts imposed by state, local or foreign Governmental Body relating to the fact that the Business is a telecommunications business, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, trade secrets, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are exclusively used in, incorporated in, embodied in, displayed by or relate to, or are used by Seller and its Subsidiaries in the Business.

“Threatened Regulatory Prohibition” means (i) any written objection to the consummation of the transactions hereunder or any request for additional information from a Governmental Body of competent jurisdiction that would reasonably be likely to result in an Actual Regulatory Prohibition, (ii) any written notice or bona-fide threat to apply the provisions of the National Security Agreement to Purchaser or its business and operations from and after the Closing, received prior to Closing from the Federal Bureau of Investigation, the United States Department of Justice, the United States Department of Defense or the United States Department of Homeland Security, or (iii) any written notice or other action taken by a Governmental Body of competent jurisdiction that threatens and would be reasonably likely to result in an Actual Regulatory Prohibition.

“Transition Services Agreement” means the Transition Services Agreement dated as of the date hereof by and between Purchaser and Seller.

[**]

“UK Employees” means Employees whose employment is located in the United Kingdom.

1.2. Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
80 Pine Relocation	2.8(a)
AAA	11.3(b)
Accrued Employee Benefits	8.2(d)
Additional Monthly Financial Data	7.16
Agreement	Recitals
Allocation Schedule	2.7
Assumed Liabilities	2.3
Available Financial Data	7.16
Bill of Sale and Assignment and Assumption Agreement	9.2(a)
Circuit Inventory Database	7.14
Closing	4.1

Term	Section
Closing Date	4.1
Confidentiality Agreement	7.6
Copyrights	1.1 (in Purchased Intellectual Property definition)
Customer Contracts	2.1(f)
Deposits from Customers	2.1(b)(ii)
Deposits with Third Parties	2.1(b)(i)
Disconnect Order	5.4(c)
Employee Benefit Plans	5.10
Employee List	8.1(a)
Equipment	2.1(a)
Escrow Agent	3.2
Excluded Assets	2.2
Excluded Liabilities	2.4
Expenses	10.2(a)(iii)
Financial Data	5.4
Indemnification Claim	10.4(a)
Indemnity Escrow Amount	10.6
Losses	10.2(a)(i)
Marks	1.1 (in Purchased Intellectual Property definition)
Monthly Access Cost Cap	7.12(b)
Non-assignable Assets	2.5(c)
Patents	1.1 (in Purchased Intellectual Property definition)
[**]	[**]
Purchased Assets	2.1
Purchase Price	3.1
Purchased Contracts	2.1(g)
Purchaser	Recitals
Purchaser Documents	6.2
Purchaser Indemnified Parties	10.2(a)
Purchaser Plans	8.2(b)
[**]	[**]
Relocations	7.2(b)
[**]	[**]
Restricted Activities	7.13(a)
Seller	Recitals
Seller Documents	5.2
Seller Indemnified Parties	10.3
Selling Subsidiaries	2.1
Standard Procedure	8.1(b)
Straddle Amounts	3.4(b)
Third Party Claim	10.1
Transferred Employees	8.1(a)
Transferred Leases	5.7

Term	Section
Transition	7.2(b)
TSA Escrow Amount	3.3
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
[**]	[**]
Unresolved Claims	10.6
Working Teams	7.2(b)
Worship Street Relocation	7.2(b)
Worship Street Relocation Period	8.3(c)(i)(B)

1.3. Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ shall mean U.S. dollars.

Exhibits/Schedules. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Seller may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement, admission or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. No disclosure on a Schedule relating to a possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that breach or violation exists or has actually occurred. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements delivered to Purchaser, to the extent any such phrase appears in such representation or warranty, (a) to the extent there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation and which is disclosed thereon, as to amount and purpose, (b) if such item is otherwise specifically set forth on the balance sheet or financial statements or (c) if such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

2.1. Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser or its assigns shall purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall, or shall cause its Subsidiaries (such Subsidiaries, the “Selling Subsidiaries”) to, sell, transfer, assign, convey and deliver to Purchaser or its assigns all of Seller’s and its Subsidiaries’ right, title and interest in, to and under the Purchased Assets. “Purchased Assets” shall mean the following assets, rights, privileges, claims, contracts and properties owned or held by Seller and its Subsidiaries as of the Closing that relate to and are used in the Business:

(a) all equipment, other personal property and fixtures used exclusively in the Business (including all spare and replacements equipment, personal property and fixtures in inventory), including the equipment listed on Schedule 2.1(a), including testing equipment (all of the foregoing being herein referred to as the “Equipment”);

(b) (i) the right to, and the right to seek recovery of, the deposit currently held by the lessor under the Newark Lease in the amount of $84,909.86 ; and (ii) all deposits in respect of prepaid revenues which have been received by Seller and its Subsidiaries relating to services to be rendered by the Business for any period following the Effective Time of the Closing (“Deposits from Customers”);

(c) all rights of Seller and its Subsidiaries under the Transferred Leases, together with all improvements, fixtures and other appurtenances located therein;

(d) the Purchased Intellectual Property;

(e) to the extent transferable, all rights in the Customer Access Circuits;

(f) all rights of Seller and its Subsidiaries under all sales or service orders, master services agreements, customer contracts or other similar Contracts entered into by Seller or its Subsidiaries in connection with the Business and any undocumented ongoing courses of dealing to provide the services of the Business to customers other than the Shared Contracts (“Customer Contracts”);

(g) the Contracts listed on Schedule 2.1(g) (the “Purchased Contracts”);

(h) all Documents that are used predominantly in the Business, including Documents relating to Products, services, marketing, advertising, promotional materials, Purchased Intellectual Property, personnel files for Transferred Employees to the extent permitted by applicable Law and all files, customer files and documents (including credit information), supplier lists, Customer Contracts, records, literature and correspondence, whether or not physically located on any of the premises referred to in clause (d) above, but excluding personnel files for Employees of Seller or its Subsidiaries who are not Transferred Employees, and excluding such files as may be required under applicable Law regarding privacy; provided, however, that Purchaser shall preserve such Documents (other than attendance records of the Transferred Employees and any marketing, advertising and promotional records and materials) and Seller shall have the right prior to the delivery thereof to make copies thereof and thereafter of reasonable access to and examination of such Documents, including the right to make copies thereof, subject to applicable Law and an appropriate confidentiality agreement, for a period of six (6) years from the Closing Date upon reasonable notice to Purchaser and during normal business hours for the purpose of satisfying claims of third parties arising from, and relating to, periods prior to the Closing or to otherwise comply with applicable Law;

(i) all rights of Seller and its Subsidiaries under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with any Transferred Employee or with third parties to the extent relating to the Business or the Purchased Assets (or any portion thereof);

(j) all rights of Seller and its Subsidiaries under or pursuant to all warranties, representations, maintenance agreements and guarantees made by suppliers, manufacturers and contractors to the extent relating to Products sold, or services provided, to Seller and its Subsidiaries in the Business or to the extent affecting any Purchased Assets;

(k) all goodwill and other intangible assets associated with the Business, including customer and supplier lists and the goodwill associated with the Purchased Intellectual Property;

(l) all existing rights of Seller or any of its Subsidiaries to the brand names “Trader Voice” and “IXnet”;

(m) the rights to the extent relating to the Business under the Shared Contracts set forth on Schedule 2.1(m);

(n) all rights of Seller and any of its Subsidiaries to proceeds recovered or recoverable under insurance policies from and after the date hereof relating to the Purchased Assets or the Business (including business interruption insurance (if any)), provided, however, that neither Seller nor any of its Subsidiaries shall have any obligation to maintain in effect after the Closing Date any insurance policy that related to the Purchased Assets, but Seller shall maintain in effect until the Closing all current insurance policies covering the Purchased Assets and the Business; and

(o) subject to the following paragraph, any and all other assets, property, and rights not specified in clauses (a) through (n) above owned or held immediately prior to the Closing Date by Seller or any of its Subsidiaries that are used primarily in, or primarily relate to, the Business and not described in this Section 2.1, but not Excluded Assets.

No asset shall be deemed a Purchased Asset solely as a result of clause (o) above unless a claim with respect thereto is made by Purchaser, or Seller notifies Purchaser of the inadvertent omission of transfer to Purchaser thereof, on or prior to the date that is 365 days after the Closing Date, and neither party disputes that such asset should constitute a Purchased Asset. If either party disputes that such asset should be a Purchased Asset, then during the fifteen (15) days following such claim, the parties will use reasonable efforts to reach agreement on the status of such asset. If the parties cannot reach agreement within such 15 day period, then the dispute regarding whether any such asset should constitute a Purchased Asset shall be resolved pursuant to Section 11.3 hereof.

2.2. Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and Seller shall retain all right, title and interest to, in and under the Excluded Assets. “Excluded Assets” shall mean all assets, properties, interests and rights of Seller and its Subsidiaries other than the Purchased Assets, including each of the following assets:

(a) all cash, cash equivalents, bank deposits or similar cash items of Seller and its Subsidiaries;

(b) except for the deposit held by the lessor under the Newark Lease as specified in clause (b)(i) of the second sentence of Section 2.1, all other deposits made by Seller and it Subsidiaries with third parties relating to the Purchased Assets, and all deposits or prepaid charges and expenses paid in connection with or relating to any Excluded Asset;

(c) all trade receivables and other accounts and notes receivable of Seller and any of its Subsidiaries associated with or arising out of the Business accruing on or prior to the Closing Date and all intercompany accounts receivable;

(d) the Excluded Contracts, including any accounts receivable arising out of or in connection with any Excluded Contract;

(e) any intellectual property rights of Seller and its Subsidiaries other than the Purchased Intellectual Property including SCORE;

(f) any (i) confidential personnel and medical records pertaining to any Employee; (ii) other books and records (including Tax Returns) that Seller and its Subsidiaries are required by Law to retain; provided, however, that Purchaser shall have the right to make copies of any portions of such retained books and records that relate to the Business or any of the Purchased Assets and Seller shall retain such books and records for a period of six (6) years following Closing; (iii) any information management systems of Seller and its Subsidiaries, other than those used or held for use predominantly in the conduct of the Business; and (iv) documents relating to proposals to acquire the Business by Persons other than Purchaser;

(g) any claim, right or interest of Seller or any of its Subsidiaries in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, for any Tax period (or portion thereof) ending on or before the Closing Date;

(h) all insurance policies or, except as provided in Section 2.1(n), rights to proceeds thereof relating to the assets, properties, business or operations of Seller or any of its Subsidiaries;

(i) any rights, claims or causes of action of Seller or any of its Subsidiaries against third parties relating to the Business arising out of events occurring on or prior to the Closing Date;

(j) except as provided in Section 2.1(m), any rights to or under the Shared Contracts; and

(k) capital stock of any Subsidiary of Seller.

2.3. Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall assume, effective as of the Closing, and shall timely perform and discharge in accordance with their respective terms, all Liabilities related to the Business that arise from the operation of the Business or the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases solely from and after the Effective Time of the Closing, but excluding any Excluded Liabilities (collectively, the “Assumed Liabilities”), including:

(a) all Liabilities under the Customer Contracts, under the Purchased Contracts and arising from those rights under the Shared Contracts transferred to

Purchaser in accordance with Section 2.1(m), in each case that arise from the operation of the Business or the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases solely from and after the Effective Time of the Closing;

(b) Liabilities under the Transferred Leases (subject to Section 2.8) that arise from the operation of the Business or the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases solely from and after the Effective Time of the Closing;

(c) all Liabilities associated with the Customer Access Circuits that arise from the operation of the Business or the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases solely from and after the Effective Time of the Closing;

(d) Liabilities based on or arising out of the sale of Products effected solely from and after the Effective Time of the Closing pursuant to product warranties, product returns and rebates;

(e) accounts payable of the Business relating to periods from and after the Effective Time of the Closing; and

(f) all other Liabilities arising out of the conduct or operation of the Business, the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases or, except as provided in Article VIII, the Transferred Employees and the UK Transferred Employees, in each case solely from and after the Effective Time of the Closing.

2.4. Excluded Liabilities. Purchaser does not and will not assume the Excluded Liabilities, and nothing contained herein shall be construed to impose upon Purchaser, any Liability (whether of Seller or its Subsidiaries or any of their respective Affiliates or predecessor owners, users or operators of the Business or the Purchased Assets or the property which is the subject of the Transferred Leases) arising or accruing out of the operation of the Business, the Purchased Assets or the use, ownership or operation of the Purchased Assets, in each case solely prior to the Effective Time of the Closing. “Excluded Liabilities” shall mean all Liabilities other than the Assumed Liabilities, including all Liabilities of Seller, any of its Subsidiaries and any of their respective Affiliates or predecessors relating to, or arising from, or based upon, or which results from, the operation of the Business or the use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases prior to the Effective Time of the Closing, whether accruing, arising or asserted before or after the Effective Time of the Closing, and the following:

(a) all Liabilities arising out of Excluded Assets and Excluded Contracts;

(b) except as otherwise provided herein, all Liabilities for Taxes (i) for all taxable periods (or portions thereof), in the case of Taxes relating to the Excluded Assets, (ii) for all taxable periods (or portions thereof) ending on or prior to (or, to the extent attributable to the portion of such period ending on the Closing Date, including) the Effective Time of the Closing, in the case of Taxes relating to the Purchased Assets or the property which is the subject of the Transferred Leases, and (iii) under any Tax allocation, sharing or similar agreement (whether oral or written, and including any agreement requiring indemnification for Taxes), which Taxes are incurred in respect of income, transactions, use or ownership of the Purchased Assets or the property which is the subject of the Transferred Leases occurring prior to (or to the extent attributable to the portion of such period ending on the Closing Date, including) the Effective Time of the Closing; and including all Taxes described on Schedule 5.14;

(c) all Liabilities under the Customer Contracts, the Purchased Contracts and the Transferred Leases (subject to Section 2.3 and 2.8) or associated with the Customer Access Circuits, in each case, regardless of when accrued or asserted, which (i) arise based on or as a result of the operations of the Business or the use or ownership of the Purchased Assets or the property which is subject to the Transferred Leases prior to the Effective Time of the Closing, (ii) arise based on any violation of applicable Laws (including by Seller or its Subsidiaries or their respective predecessors) prior to the Effective Time of the Closing, or (iii) arise after the Effective Time of the Closing based on any breach by Seller or its Subsidiaries prior to the Effective Time of Closing;

(d) all Liabilities arising under the Customer Contracts, the Purchased Contracts, the Transferred Leases or Customer Access Circuits, in each case resulting from the sale of Purchased Assets to the Purchaser;

(e) all Liabilities (including of Seller, any of its Subsidiaries and any of their respective Affiliates and predecessors) in respect of employees (other than Liabilities with respect to periods of employment solely from and after the Effective Time of the Closing in respect of Transferred Employees and the UK Transferred Employees, as expressly set forth in Sections 8.2 and 8.3), and in the case of the Transferred Employees and the UK Transferred Employees (subject to Sections 8.2 and 8.3) relating to periods or partial periods prior to the Effective Time of the Closing, including claims of employees listed on Schedule 5.11;

(f) except as provided in Section 11.1, all transfer taxes and all other similar Taxes applicable to the transfer of the Purchased Assets pursuant to this Agreement;

(g) all Liabilities imposed or sought to be imposed upon Purchaser based on any principal or theory of successor liability which seeks to treat Purchaser as a successor to Seller or its Subsidiaries or any of their respective predecessors, except for such Liabilities arising after the Effective Time of the Closing resulting from a claim based on any action taken by Purchaser or its Affiliates in the operation of the Business solely from and after the Effective Time of the Closing;

(h) Liabilities based on or arising out of the sale of Products effected prior to the Effective Time of the Closing pursuant to product warranties, product returns and rebates; and

(i) (A) any Lien imposed or sought to be imposed on the Purchased Assets based on or as a result of the operations of the Business or use or ownership of the

Purchased Assets or the property which is subject to the Transferred Leases prior to the Effective Time of the Closing, without regard to any materiality qualification, notwithstanding that such Lien would be classified as a Permitted Exception for purposes of any other provision of this Agreement, and other than Lessor Contractual Rights as defined in the definition of Permitted Exceptions, other than rights of third parties under the terms of Contracts included in the Purchased Assets (provided that any such rights do not arise based on a breach of such Contract by Seller or the Selling Subsidiaries prior to the Effective Time of the Closing), and other than Liens created by Purchaser after the Closing, and (B) any Liability imposed or sought to be imposed on Purchaser or any Lien imposed or sought to be imposed on the Purchased Assets resulting from or arising out any Order by a Governmental Body of competent jurisdiction, based on or as a result of the operations of the Business or use or ownership of the Purchased Assets or the property which is subject to the Transferred Leases prior to the Effective Time of the Closing, or the continuation by the Purchaser of the Business or the use of the Purchased Assets or such property in substantially the same manner (but not based on or the result of other actions taken by Purchaser after the Effective Time of the Closing), without regard to any materiality qualification, (x) restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or (y) that imposes upon Purchaser any Business Restriction or Liability relating to or arising out of such Business Restriction (and which Order does not relate to assets of Purchaser or other businesses that do not constitute Purchased Assets or the Business).

2.5. Further Conveyances and Assumptions; Consent of Third Parties.

(a) From time to time following the Closing, Seller shall, or shall cause its Affiliates to, make available to Purchaser such non-confidential data in personnel records of the Transferred Employees and the UK Transferred Employees as is reasonably necessary for Purchaser to transition such employees into Purchaser’s records.

(b) On the Closing Date and from time to time following the Closing, Seller and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquaintances and such other instruments, and shall take such further actions, as may reasonably be necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and the Seller Documents and to assure fully to Seller and its Affiliates and their successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement and the Purchaser Documents, and to otherwise make effective the transactions contemplated hereby and thereby.

(c) Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any (i) Purchased Asset, including any Contract, Permit, certificate, approval, authorization or other right, including the Customer Access Circuits which by its terms or by Law is non-assignable without the consent of a third party or a Governmental Body or is cancelable by a third party in the event of an assignment (“Non-assignable Assets”) or (ii) rights to Shared Contracts which require consent of a third party to be transferred or assigned, unless and until such consent shall have been obtained. With respect to Customer Contracts, Purchased Contracts, Permits, Customer Access Circuits or Shared Contracts that are material for the operation of the Business after the Closing Date, Seller shall, and shall cause its Subsidiaries and their respective Affiliates to, use its commercially reasonable efforts for up to one (1) year following the Closing Date in endeavoring, in the case of Customer Contracts, Purchased Contracts, Permits or Customer Access Circuits, to obtain such consents promptly, and in the case of rights to Shared Contracts to either (i) obtain such consents as to the portion of such Shared Contracts related to the Business or (ii) obtain a license for the benefit of Purchaser as to such Shared Contracts; provided, however, that such efforts shall not require Seller or any of its Affiliates to incur any significant expenses or Liabilities or provide any financial accommodation or to remain secondarily or contingently liable for any Assumed Liability to obtain any such consent or license as applicable. Purchaser and Seller shall use their respective commercially reasonable efforts to obtain, or cause to be obtained, any consent, substitution, approval or amendment required to novate or assign all Liabilities under any and all Customer Contracts and Purchased Contracts, or its proportionate share of Liabilities under any and all Shared Contracts or other Liabilities of any nature whatsoever that constitute Assumed Liabilities, or to obtain in writing the unconditional release of Seller and its Affiliates so that, in any such case, Purchaser shall be solely responsible for such Liabilities which arise and relate to periods following the Closing Date. To the extent permitted by applicable Law, in the event consents to the assignment or license thereof cannot be obtained, such Non-assignable Assets or portions of Shared Contracts related to the Business shall be held, as of and from the Closing Date, by Seller or the applicable Affiliate of Seller in trust for Purchaser and the covenants and obligations thereunder shall be performed by Purchaser in Seller’s or such Affiliate’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account. Seller shall take or cause to be taken at Purchaser’s expense such actions in its name or otherwise as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Non-assignable Assets or portions of the Shared Contracts related to the Business and to effect collection of money or other consideration that becomes due and payable under the Non-assignable Assets or such portions of Shared Contracts related to the Business, and Seller or the applicable Affiliate of Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect of all Non-assignable Assets or portions of Shared Contracts related to the Business. As of and from the Closing Date, Seller on behalf of itself and its Affiliates authorizes Purchaser, to the extent permitted by applicable Law and the terms of the Non-assignable Assets and Shared Contracts, at Purchaser’s expense, to perform all the obligations and receive all the benefits of Seller or its Affiliates under the Non-assignable Assets or portions of the Shared Contracts related to the Business and appoints Purchaser its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of Seller and on such Affiliate’s behalf with respect thereto, and Purchaser agrees to indemnify and hold each Seller Indemnified Party harmless from and against any and all Liabilities and Losses based upon, arising out of or relating to Purchaser’s performance of, or failure to perform, such obligations under the Non-assignable Assets or the portions of Shared Contracts related to the Business following the Closing Date, and Seller agrees to indemnify and hold each Purchaser Indemnified Party harmless from and against any and all Liabilities and Losses based upon, arising out of or relating to Seller’s performance of, or failure to perform, such obligations under the Non-assignable Assets or portions of Shared Contracts related to the Business prior to Closing. Notwithstanding any of the foregoing, Seller shall, and shall cause its Subsidiaries and their respective Affiliates to, hold the Customer Access Circuits in trust for the Purchaser in accordance with the terms and conditions of the Transition Services Agreement.

2.6. Bulk Sales Laws. Purchaser hereby waives compliance by Seller and its Subsidiaries with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser. However, such waiver shall not relieve Seller of its obligation to indemnify Purchaser in respect of all Excluded Liabilities, subject to the provisions of Section 10.2(a).

2.7. Purchase Price Allocation. Purchaser shall, within one hundred and twenty (120) days after the Closing Date, prepare and deliver to Seller a schedule (the “Allocation Schedule”) allocating the Purchase Price and the Assumed Liabilities among the Purchased Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder or any successor provisions. Seller will have the right to raise reasonable objections to the Allocation Schedule (including subsequent revisions thereto) within thirty (30) days after its receipt thereof, in which event Purchaser and Seller will negotiate in good faith to resolve such objections. If Purchaser and Seller cannot mutually resolve Seller’s reasonable objections to the Allocation Schedule within twenty (20) days after Purchaser’s receipt of such objections, such dispute shall be presented to an independent accountant mutually agreed upon by Purchaser and Seller on the next Business Day for a decision that shall be rendered by such independent accountant within thirty (30) calendar days thereafter and shall be final and binding upon each of the parties absent manifest computational error. The fees, costs and expenses incurred in connection therewith shall be shared in equal amounts by Purchaser, on the one hand, and Seller, on the other hand. Purchaser and Seller each shall report and file all Tax Returns (including amended Tax Returns and claims for refund) consistent with the Allocation Schedule, and shall take no position with respect to Taxes contrary thereto or inconsistent therewith (including in any audits or examinations by any taxing authority or any other proceedings) with respect to the transactions contemplated by this Agreement. Purchaser and Seller shall cooperate in the filing of any forms (including Form 8594) with respect to such allocation, including any amendments to such forms required with respect to any adjustment to the Purchase Price, pursuant to this Agreement. Notwithstanding any other provisions of this Agreement, the provisions of this Section 2.7 shall survive the Closing without limitation.

2.8. Leases.

(a) Newark Lease. Notwithstanding anything herein to the contrary, Seller shall transfer the Newark Lease to Purchaser, and Purchaser shall assume the Liabilities thereunder, subject to obtaining the Landlord’s (as defined in the Newark Lease) written consent, and subject to Sections 2.3, 2.4 and (as applicable) 7.2(b), as of the first day of the first month following the month in which the migration of all facilities of Seller related to the Business from 80 Pine Street, New York, New York to the Premises (as defined in the Newark Lease) in Newark, New Jersey is completed (the “80 Pine Relocation”). Seller agrees to use its commercially reasonable efforts to obtain, prior to or upon completion of the 80 Pine Relocation, the Landlord’s written consent to assign the Newark Lease to Purchaser, and Purchaser shall assist and cooperate with Seller and its representatives to the extent reasonably necessary in obtaining such consent.

2.9. CBOT Leases. Seller agrees to use its commercially reasonable efforts to obtain the Landlord’s (as defined in the CBOT Leases) written consent to assign the CBOT Leases to Purchaser, and Purchaser shall assist and cooperate with Seller and its representatives to the extent reasonably necessary in obtaining such consent.

ARTICLE III

CONSIDERATION

3.1. Consideration. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to $25,000,000 (the “Purchase Price”), and (b) the assumption of the Assumed Liabilities.

3.2. Payment of Purchase Price. On the Closing Date, Purchaser shall pay to Global Crossing North American Holdings, Inc., on behalf of the Selling Subsidiaries, or its designee the Purchase Price less the (i) Indemnity Escrow Amount, (ii) the TSA Escrow Amount (each of the Indemnity Escrow Amount and the TSA Escrow Amount shall be deposited with The Bank of New York, as “Escrow Agent”), and (iii) if elected by Purchaser in accordance with the Management Agreement, the Management Fee (as defined in the Management Agreement). Such adjusted Purchase Price shall be paid by wire transfer of immediately available funds into an account designated by Seller and shall be paid free and clear of any withholding Taxes. The Indemnity Escrow Amount shall constitute collateral security for the obligations of Seller under Article X of this Agreement and the TSA Escrow Amount shall constitute collateral security for the transition obligations of Seller under the Transition Services Agreement; and the Escrow Agent, pursuant to the Escrow Agreement, shall agree to act as collateral agent for Purchaser.

3.3. The TSA Escrow Amount. On the Closing Date, Purchaser, on behalf of the Selling Subsidiaries, shall deposit with the Escrow Agent an amount equal to $1,000,000 (the “TSA Escrow Amount”) in immediately available funds. The TSA Escrow Amount will be held by the Escrow Agent in a separately identified account apart from the Indemnity Escrow Amount designated by the Escrow Agent and will be disbursed pursuant to the terms of the Escrow Agreement and the Transition Services Agreement.

3.4. Apportionment.

(a) All amounts payable relating to or accruing in respect of the Business (including Taxes in accordance with Section 11.1(c)) prior to the Effective Time of the Closing shall be borne by Seller (and, so far as practicable, shall be discharged in full by Seller prior to the Effective Time of the Closing), and all amounts payable relating to or accruing in respect of the Business from and after the Effective Time of the Closing relating to operations of the Business following the Effective Time of the Closing shall be borne by Purchaser. All payments receivable or accruing in respect of the Business relating to the period prior to the Effective Time of the Closing shall belong to Seller; and all payments receivable or accruing in respect of the Business relating to the period from and after the Effective Time of the Closing (including all deposits and prepaid revenues received by Seller or the Business prior to the Effective Time of the Closing in respect of revenues, services, expenses or liabilities of the Business for periods from and after the Effective Time of the Closing) shall belong to the Purchaser. Those amounts payable and amounts receivable in respect of any period or partial period commencing before or on the Effective Time of the Closing and ending after the Closing shall, if necessary, be apportioned in accordance with Section 3.4(b).

(b) All amounts referred to in Section 3.4(a) which relate to a period commencing on or before and ending after the Effective Time of the Closing or occur between billing cycles (“Straddle Amounts”) shall be apportioned on a time basis (except that all charges and outgoings specifically referable to the extent of the use of any property, services or rights shall be apportioned according to the extent of such use), so that part of such charges and outgoings as is attributable to the period prior to the Effective Time of the Closing shall be borne by Seller and the part of the charges and outgoings as is attributable to the period commencing from and after the Effective Time of the Closing shall be borne by Purchaser.

(c) Seller and Purchaser shall cooperate to prepare a schedule of the items referred to in Section 3.4(a) to be apportioned within 60 days after the Closing. Seller and Purchaser shall use their best efforts to agree the net amount (if any) payable by or to Seller. All amounts payable by Purchaser or Seller to the other party in accordance with this Section 3.4 shall be held in trust for the other party and Purchaser and Seller agree to promptly remit amounts owing, if any, to the other party. Any disputes regarding Straddle Amounts shall be resolved in accordance with the provisions of Section 11.3 hereof.

3.5. Deposits (Other than Deposits from Customers) Held by Seller. In the event that Seller or its Subsidiaries shall hold any deposit from any customer of the Business which are not otherwise Deposits from Customers, and such customer advises Seller or Purchaser that such customer is entitled to such deposit, Seller or Purchaser shall give the other notice of such notice from the customer and Seller shall promptly turn over any such deposit to the customer; however, such deposit shall not be turned over to the customer if (i) Purchaser advises Seller that it disputes that the customer is entitled to the return of the deposit, and Purchaser shall indemnify Seller for any Liability imposed upon Seller for failing to return the deposit to the customer, or (ii) Seller advises Purchaser that it disputes that the customer is entitled to the return of the deposit, and Seller shall indemnify Purchaser for any Liability imposed upon Purchaser for failing to return the deposit to the customer at the request of Purchaser or customer. Seller acknowledges that all deposits from any customer of the Business which are not otherwise Deposits from Customers but which the customer is entitled to receive, whether or not a customer has made a demand therefor, are held in trust for Purchaser and its customer until turned over to the customer as aforesaid. Any deposit from any customer of the Business held by Seller, whether a demand has been made therefor or identified as a deposit from a customer of the Business, shall be held in a separate account designated as being held in trust pursuant to this Section 3.5. In the event of any dispute with respect to any deposit from the customer which is not otherwise Deposits from Customers, Seller shall deliver the deposit in accordance with any final determination of any court or arbitrator appointed to resolve the dispute.

ARTICLE IV

CLOSING AND TERMINATION

4.1. Closing Date. Subject to the satisfaction of the conditions set forth in Section 9.1 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the purchase and sale of the Purchased Assets and the assignment and assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue, New York, New York (or at such other place as the parties may designate in writing) at 10:00 a.m. (New York City time) on a date to be specified by the parties, which date shall be no later than the second Business Day after satisfaction or waiver of the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.”

4.2. Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) at the election of Seller or Purchaser on or after June 30, 2005, if the Closing shall not have occurred by the close of business on such date, provided that the terminating party is not in material default of any of its obligations hereunder; however, if the Closing has not occurred by such date solely because the Seller Closing Delivery under clause (f) of Section 9.2 has not been satisfied, then such termination date shall be automatically extended for 30 days;

(b) by mutual written consent of Seller and Purchaser; or

(c) by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

4.3. Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 4.2 hereof, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the transactions contemplated hereunder shall be abandoned, without further action by Purchaser or Seller.

4.4. Effect of Termination.

(a) In the event that this Agreement is terminated in accordance with Section 4.2, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser or Seller; provided, that the obligations of the parties set forth in Article X hereof shall survive any such termination and shall be enforceable hereunder.

(b) Nothing in this Section 4.4 shall relieve Purchaser or Seller of any liability for any willful breach of this Agreement prior to the date of termination. The damages recoverable by the non-breaching party shall include all attorneys’ fees reasonably incurred by such party in connection with the transactions contemplated hereby.

(c) The Confidentiality Agreement shall survive any termination of this Agreement and nothing in this Section 4.4 shall relieve Purchaser or Seller or their respective Affiliates of their obligations under the Confidentiality Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

As of the date hereof and as of the Closing Date (except (i) as expressly set forth in the last sentence of Section 5.6 or (ii) to the extent that any representation and warranty speaks as of a specific date), Seller hereby represents and warrants to Purchaser (and for the benefit of Purchaser Indemnified Parties), as follows, and acknowledges that Purchaser is relying on the such representations and warranties in connection with this Agreement and the consummation of the contemplated transactions:

5.1. Organization. Seller is a company duly organized and validly existing under the laws of its jurisdiction of incorporation, organization or formation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

5.2. Authorization of Agreement. Seller has all requisite power and authority to execute and deliver this Agreement, and Seller and each of its Subsidiaries has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller or its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), including the other Ancillary Agreements, to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller and each of its Subsidiaries. This Agreement has been, and each of the Ancillary Agreements will be at or prior to the Closing, duly and validly executed and delivered by Seller and each of its Subsidiaries which is a party thereto and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Ancillary Agreements when so executed and delivered will constitute, legal, valid and binding obligations of Seller, or, as the case may be, its Subsidiary enforceable against Seller or, as the case may be, its Subsidiary in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.

5.3. Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 5.3(a), none of the execution and delivery by Seller of this Agreement or by Seller and its Subsidiaries of the Ancillary Agreements, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller and its Subsidiaries with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of Seller or any Subsidiary; (ii) any Contract or Permit to which Seller or any Subsidiary is a party or by which any of the properties or assets of Seller or any Subsidiary are bound that are related to the Business; (iii) any Order of any Governmental Body applicable to Seller or any Subsidiary in respect of the Business or by which any of the properties or assets of Seller or any Subsidiary related to the Business are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such conflicts, violations, defaults, terminations or cancellations that would not result in the imposition upon Purchaser of any material Liability or material Business Restriction.

(b) Except as set forth on Schedule 5.3(b), and except with respect to the matters set forth in Section 5.16, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller or any Subsidiary in connection with the execution and delivery of this Agreement or the Seller Documents, the compliance by Seller or any Subsidiary with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, or the taking by Seller or any Subsidiary of any other action contemplated hereby or thereby, except for consents, waivers, approvals, Orders, Permits or authorizations the failure of which to obtain would not result in the imposition upon Purchaser of any material Liability or material Business Restriction.

5.4. Financial Data.

(a) Schedule 5.4(a) sets forth the financial data provided to Purchaser by Seller prior to the date hereof (the “Financial Data”). The Financial Data (and the Additional Monthly Financial Data) has been (and will be) prepared in good faith and fairly presents (and will fairly present) the following matters:

(i) gross and net revenues of the Business or Global Crossing Financial Markets business, as applicable, for the periods shown on Schedule 5.4(a) through December 31, 2004 and for the month of January 2005, and for the periods covered by the Additional Monthly Financial Data, as adjusted for customer credits (except for revenues in North America which have not been adjusted for customer credits); all revenue is as billed to the customer with any back billing or quarterly billing reflected in the month it was billed to the customer;

(ii) credits given to customers of the Business in North America for the year ended December 31, 2004 and the month of January 2005 and for the periods covered by the Additional Monthly Financial Data, including any such credits applicable to additional periods from and after such periods; provided that Purchaser acknowledges that credits relate to both services provided by the Business and services provided outside of the Business and have not been broken out; and

(iii) monthly recurring cost of access for third party circuits for the Global Crossing Financial Markets business for the year ended December 31, 2004 and the month of January 2005 and for the periods covered by the Additional Monthly Financial Data.

The annual net revenue of the Business, as adjusted for customer credits (except for revenues in North America which have not been adjusted for customer credits), as of January 31, 2005 was at least $[**] based on the annualized revenue for January 2005.

(b) As of the date hereof, (i) there are no outstanding claims for credits or revenue write-downs previously requested by customers of the Business which have not been satisfied by Seller or disclosed to Purchaser, and (ii) to the Knowledge of Seller, there are no outstanding claims for credits or revenue write-downs by customers of the Business.

(c) Schedule 5.4(c) sets forth, as of the date hereof, Significant Customers who have provided notice to Seller or any of its Subsidiaries or any of their respective Affiliates of an election to discontinue services with respect to a circuit provided by the Business (“Disconnect Order”) where such notice has been provided: (i) prior to December 31, 2004 if any discontinuance is not yet reflected as to the loss of revenues from such Significant Customers in all material amounts in the Financial Data, or (ii) since December 31, 2004 in any case.

(d) To the Knowledge of Seller, Seller has disclosed to Purchaser all of the deposits made by Seller and it Subsidiaries with third parties relating to the Purchased Assets.

5.5. Title to Purchased Assets. Except as set forth on Schedule 5.5, Seller and its Subsidiaries own and have good fee, leasehold or other valid title to each of the Purchased Assets, free and clear of all Liens other than Permitted Exceptions and at the Closing (subject to Sections 2.5, 2.8 and 2.9) Purchaser will receive valid title to all such assets free and clear of all Liens, except for Permitted Exceptions. All of the tangible Assets to be purchased are in good operating condition and good maintenance, subject to normal wear and tear, and are suitable for the continued use in the Ordinary Course of the Business. Seller and its Subsidiaries have their respective Purchased Assets in their possession or in locations as to which there are valid and enforceable leases or collocation agreements in favor of Seller or its Subsidiaries and which are included in the Purchased Assets.

5.6. Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.6(a), since January 1, 2004 or, in the case of clauses (ii) and (iii) below or clause (vi) as such clause (vi) relates to matters which are the subject of clause (ii), since the date of the most recent Financial Data delivered to Purchaser prior to the date of this Agreement: (i) Seller and its Subsidiaries have conducted the Business only in the Ordinary Course of Business and in a manner to continue it as a going concern; (ii) neither Seller nor its Subsidiaries is aware of any facts which would give rise to the material reduction in orders or revenue from any Significant Customer or material reduction in any source of supply from any material vendor and has not had any Significant Customer advise it on or prior to the date hereof that it would or will discontinue using Seller or its Subsidiaries services or materially reduce its purchases of services from the Business, either in dollar amounts or services used; (iii) neither Seller nor its Subsidiaries has materially altered prices or incentives to Significant Customers of the Business; (iv) there has been no general increase (other than increases in the Ordinary Course of Business consistent with past practice) in the compensation of Employees or other bonuses (other than bonuses made available to substantially all employees of Seller or its Subsidiaries) or amounts paid to Employees and no agreement exists to do so; (v) there have been no acquisitions or dispositions of assets other than in the Ordinary Course of Business; and (vi) as of the date this Agreement, there has not been any event, change, occurrence or circumstance that has had or will have a Material Adverse Effect. For the avoidance of doubt, the representation made in clause (vi) above is made as of the date hereof and not as of the Closing Date.

5.7. Real Property. Subject to Sections 2.8 and 2.9, Schedule 5.7 sets forth all real property leased by Seller or a Subsidiary that will be transferred to Purchaser in accordance with the terms hereof (individually, a “Transferred Lease” and collectively, the “Transferred Leases”). Neither Seller nor any Subsidiary has received any notice of any default or there is no event that with notice or lapse of time, or both, that would constitute a default by Seller or any Subsidiary under any of the Transferred Leases which default (whether or not remedied) would result in the imposition upon Purchaser of any material Liability or material Business Restriction prior to the occurrence of such default.

5.8. Intellectual Property. Except as set forth on Schedule 5.8, Seller and its Subsidiaries own or have valid licenses to use all Purchased Intellectual Property used by them in the Ordinary Course of Business, except to the extent the failure to be the owner or the valid licensee would not have a Material Adverse Effect. Except as set forth on Schedule 5.8, (i) the Purchased Intellectual Property used by Seller and its Subsidiaries do not infringe on the intellectual property and other rights of any other Person and are not the subject of any challenge received by Seller or its Subsidiaries including any pending or, to the Knowledge of Seller, threatened Legal Proceeding relating thereto, which in each case, if adversely determined, would be likely to result in a Material Adverse Effect and (ii) neither Seller nor any Subsidiary has received any notice of any default or there is no event that with notice or lapse of time, or both, that would constitute a default under any material Purchased Intellectual Property license to which Seller or any Subsidiary is a party or by which it is bound.

5.9. Customer Contracts and Purchased Contracts. Except as set forth on Schedule 5.9, neither Seller nor any Subsidiary are in default and no event has occurred that with notice or lapse of time or both would constitute a default by Seller or any Subsidiary under any Customer Contract with a Significant Customer or under any Purchased Contract, except for defaults that would not result in the imposition upon Purchaser of any material Liability or material Business Restriction. All Purchased Contracts and Customer Contracts are currently in full force and effect and neither Seller nor any Subsidiary has received notice that the other party thereto desires to terminate any such contract.

5.10. Employee Benefits. Schedule 5.10 lists all material “employee benefit plans”, as defined in Section 3(3) of ERISA, and all other material employee benefit arrangements or payroll practices, including, without limitation, bonus plans, consulting or other compensation agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation, disability, hospitalization, medical insurance, life insurance, scholarship programs maintained by Seller and its Subsidiaries or to which Seller and its Subsidiaries contributed or is obligated to contribute thereunder for current or former Employees (the “Employee Benefit Plans”).

5.11. Litigation. Except as set forth on Schedule 5.11, there are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries, or to which Seller is otherwise a party before any Governmental Body related primarily to the Business. No Legal Proceedings, including those listed on Schedule 5.11, has or will, if adversely determined, prevent Seller from consummating or performing, or has or will have an adverse affect on Seller’s ability to consummate the transactions or perform its obligations under this Agreement, or would result in the imposition upon Purchaser of any material Liability or any material Business Restriction. To the Knowledge of Seller, (i) there is no reasonable basis for any claim or Legal Proceeding against the Business to be brought by any other Person and (ii) there is no Order outstanding against, or relating to, any portion of the Business, which in each case would result in the imposition upon Purchaser of any material Liability or any material Business Restriction.

5.12. Compliance with Laws; Permits.

(a) Seller and its Subsidiaries are in material compliance with all Laws applicable to their respective operations and assets related to the Business. Neither Seller nor any of its Subsidiaries has received any notice of or, to the Knowledge of Seller, been charged with the violation of any Laws related to the Business.

(b) Seller and its Subsidiaries currently have all Permits which are required for the operation of the Business as presently conducted, except where the absence of which would not have a Material Adverse Effect. Neither Seller nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Permit, except where such default or violation would not have a Material Adverse Effect.

5.13. Environmental Matters. Notwithstanding any other representation or warranty of Seller contained in this Agreement, the representations and warranties contained in this Section 5.13 are the sole and exclusive representations and warranties of Seller pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws. Except as set forth on Schedule 5.13 hereto and except in each case as would not have a Material Adverse Effect, with respect to the Business:

(a) the operations of the Business are in compliance with all applicable Environmental Laws;

(b) Seller and each of its Subsidiaries have obtained all Permits required under all applicable Environmental Laws necessary to operate the Business;

(c) neither Seller nor any of its Subsidiaries is the subject of any outstanding Order with any Governmental Body relating to the Business respecting (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material;

(d) neither Seller nor any of its Subsidiaries has received any communication alleging either or both that Seller or any of its Subsidiaries may be in violation of any Environmental Law, or any Permit issued pursuant to Environmental Law, or may have any liability under any Environmental Law, in each case with respect to the Business; and

(e) to the Knowledge of Seller, there are no investigations of the Business, or currently or previously owned, operated or leased property of Seller or any of its Subsidiaries relating to the Business pending or threatened which would reasonably be expected to result in the imposition of any material Liability pursuant to any Environmental Law.

5.14. Taxes. Except as provided on Schedule 5.14:

(a) all material Tax Returns that were required to be filed by or with respect to any of Seller or its Subsidiaries and that related, in whole or in part, to the Business or any Purchased Assets, have been duly and timely filed and each such Tax Return was true, correct and complete in all material respects when filed;

(b) all material Taxes owed with respect to the Business and the Purchased Assets have been timely paid in full;

(c) all Tax withholding and deposit requirements imposed on or with respect to any of Seller and its Subsidiaries have been satisfied in all material respects;

(d) there is no written claim against any of Seller or its Subsidiaries for any material Taxes, and no assessment, deficiency or adjustment has been asserted or proposed in writing with respect to any material Tax Return of Seller or any of its Subsidiaries (to the extent such Tax Return relates to the Business or any Purchased Assets);

(e) none of the Assumed Liabilities includes, and none of the Purchased Assets is subject to, any obligation pursuant to any tax sharing agreement or any tax indemnification agreement;

(f) none of the Purchased Assets to be sold by a Subsidiary of Seller that is not a United States person (within the meaning of section 7701(a)(30) of the Code) is a United States real property interest (within the meaning of section 897(c) of the Code);

(g) none of the Purchased Assets is treated as an interest in a partnership for U.S. federal income Tax purposes; and

(h) to the Knowledge of Seller, no Governmental Body with which Seller or its Subsidiaries do not file Tax Returns has claimed in writing that any of Seller or its Subsidiaries is or may be subject to Taxes with respect to the Business or any of the Purchased Assets by that Governmental Body.

5.15. Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.16. Telecommunications Regulatory Matters. Except as set forth on Schedule 5.16, no consent or approval of, or notification to, any state, federal or foreign regulatory body having jurisdiction over telecommunications matters is required solely in connection with the consummation by Seller of the transactions contemplated hereby.

5.17. No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Article V (as modified by the Schedules hereto as supplemented or amended), neither Seller nor any other Person makes any other express or implied representation or warranty with respect to Seller, its Subsidiaries, the Business, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, any Affiliate of Seller or any of their respective officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article V hereof (as modified by the Schedules hereto as supplemented or amended), Seller (i) expressly disclaims and negates any representation or warranty, expressed or implied, at common law, by statute, or otherwise, relating to the condition of the Purchased Assets (including any implied or expressed warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (ii) hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives including any information memorandum and related materials distributed to Purchaser in connection with a proposed transaction involving the Business (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any director, officer, employee, agent, consultant, or representative of Seller or any of its Affiliates), except with respect to claims based or fraud, Intentional Misrepresentation or willful misconduct and violations of Laws by Seller or its Subsidiaries. Seller makes no representations or warranties to Purchaser regarding the probable success or profitability of the Business. The disclosure of any matter or item in any Schedule hereto shall not be deemed to constitute an acknowledgment that any such matter is required to be disclosed.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As of the date hereof and as of the Closing Date, Purchaser hereby represents and warrants to Seller that:

6.1. Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of New York and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

6.2. Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.

6.3. Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 6.3, none of the execution and delivery by Purchaser of this Agreement or the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws of Purchaser, (ii) any Contract or Permit to which Purchaser is a party or by which Purchaser or its properties or assets are bound or (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, the compliance by Purchaser with any of the provisions hereof or thereof, the consummation of the transactions contemplated hereby or the taking by Purchaser of any other action contemplated hereby, or for Purchaser to conduct the Business.

6.4. Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser, or to which Purchaser is otherwise a party before any Governmental Body, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions hereby. Purchaser is not subject to any Order of any Governmental Body except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

6.5. Financial Advisors. Except for One Equity Partners LLC, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6. Financial Capability. As of the date hereof, Purchaser has a commitment under its existing credit facility, as amended, from its senior lenders to provide loans to Purchaser to fund the Purchase Price, subject to the terms and conditions of its existing credit facility as amended. Purchaser has the financial resources and capability to perform its obligations hereunder and under the Ancillary Agreements to which it is a party; however, the foregoing representation and warranty in this sentence is made by Purchaser solely as of the Closing.

6.7. Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Seller is not making any representations or warranties whatsoever, express or implied, beyond those expressly given by Seller in Article V hereof (as modified by the Schedules hereto as supplemented or amended), and Purchaser acknowledges and agrees that, except for the representations and warranties contained therein, the Purchased Assets and the Business are being transferred on a “where is” and, as to condition, “as is” basis. Any claims Purchaser may have for breach of representation or warranty (other than based on fraud, Intentional Misrepresentation or willful misconduct of Seller) shall be based solely on the representations and warranties of Seller set forth in Article V hereof (as modified by the Schedules hereto as supplemented or amended). Purchaser further represents that neither Seller nor any of its Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Seller or any of its Subsidiaries, the Business or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and none of Seller, any of its Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives or Purchaser’s use of, any such information, including any confidential memoranda distributed on behalf of Seller relating to the Business or other publications or data room information provided to Purchaser or its representatives, or any other document or information in any form provided to Purchaser or its representatives in connection with the sale of the Business and the transactions contemplated hereby.

ARTICLE VII

COVENANTS

7.1. Access to Information. Seller agrees that, prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and representatives (including its legal and financial advisors, its lenders and their advisors, and its accountants), to make such investigation of the properties, businesses and operations of the Business and such examination of the books and records of the Business, the Purchased Assets and the Assumed Liabilities as it reasonably requests. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to (i) restrictions under applicable Law, (ii) compliance with the Network Security Agreement and (iii) any contractual restrictions applicable to Seller and its Subsidiaries, including Seller’s obligations under the Shared Contracts. Seller shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of Seller and its Subsidiaries to cooperate with Purchaser and Purchaser’s representatives in connection with such investigation and examination, and Purchaser and its representatives shall cooperate with Seller and its representatives and shall use their reasonable efforts to minimize any disruption to the Business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Seller or any of its Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Seller or any of its Subsidiaries is bound. Notwithstanding anything to the contrary contained herein, prior to the Closing, all Purchaser contact with suppliers and customers of the Business shall be in accordance with the Management Agreement.

7.2. Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (I) as set forth on Schedule 7.2, (II) as required by applicable Law, (III) as otherwise contemplated by this Agreement, the Transition Services Agreement or the Management Agreement, or (IV) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its Subsidiaries to:

(i) conduct the Business only in the Ordinary Course of Business in substantially the same manner as the Business has been operated prior to the date hereof and since January 1, 2004, including compliance with all Laws;

(ii) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; and

(iii) use its commercially reasonable efforts, without changing the Ordinary Course of Business, to (A) preserve the present business operations, organization and goodwill of the Business, (B) preserve and maintain such assets and properties it owns as is material to the Business, and (C) preserve the present relationships with customers and suppliers of Seller and its Subsidiaries.

(b) Within three (3) Business Days after the date hereof, Seller and Purchaser shall each designate working teams (the “Working Teams”) who shall be responsible for (i) managing the 80 Pine Relocation and the migration of the facilities of Seller related to the Business from the Worship Street, London location (the “Worship Street Relocation”, and together with the 80 Pine Relocation, the “Relocations”), and (ii) transitioning the Business from Seller to Purchaser during the period from the date of this Agreement to Closing (the “Transition”). The final and successful completion of the Relocations shall be subject to the prior approval of Purchaser in its sole and reasonable discretion. Such Relocations shall be subject to the performance service levels and time frames set forth in the Transition Services Agreement. Seller Working Team members and Purchaser Working Team members shall provide each other with such access, information and input as necessary to determine the most efficient manner in which to complete the Relocations as soon as practicable following the Closing.

(c) Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or as set forth on Schedule 7.2, between the date of this Agreement and the Closing Date, each of Seller and Purchaser shall not, and shall not permit its Subsidiaries to, take any action that is reasonably likely to result in (A) any of the representations and warranties set forth in Article V or Article VI, as applicable, becoming false or inaccurate in any material respect or (B) the failure of any of the conditions set forth in Article IX to be satisfied.

7.3. Communication with Government Bodies. Each of the Purchaser and Seller shall use its commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. The parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to any of the foregoing matters. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. Notwithstanding the foregoing, in the event of any Threatened Regulatory Prohibition, Seller and Purchaser shall cooperate with each other and the Governmental Bodies which have initiated the Threatened Regulatory Prohibition to promptly resolve and respond to any Threatened Regulatory Prohibition.

7.4. Consents. Subject to Section 2.5(c) hereof, Seller shall use, and, as applicable, shall cause each of its Subsidiaries to use, its commercially reasonable efforts, and Purchaser shall cooperate with Seller, to obtain at the earliest practicable date either prior to or after the Closing Date all consents and approvals necessary to transfer and assign to Purchaser or its assigns the Purchased Assets, including those consents and approvals set forth on Schedule 5.3(b); provided, however, that such efforts shall not require Seller or any of its Affiliates to incur any significant expenses or Liabilities or provide any financial accommodation or to remain secondarily or contingently liable for any Assumed Liability to obtain any such consent or approval and such obligations of Seller and its Subsidiaries shall terminate on the one year anniversary of the date of this Agreement.

7.5. Further Assurances. Each of Seller and Purchaser shall use its reasonable best efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement, (ii) at the request of the other party, execute and deliver any instruments or documents in order to effectuate the provisions and purposes of this Agreement, the Seller Documents or the Purchaser Documents and (iii) cause the fulfillment at the earliest practicable date of all of the conditions to consummate the transactions contemplated by this Agreement.

7.6. Confidentiality. Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Purchaser and Seller (or their respective Affiliates) dated June 7, 2004 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business or otherwise included in the Purchased Assets; provided, however, that Purchaser acknowledges that (i) any and all other Confidential Information provided to it by Seller or its representatives concerning Seller and its Subsidiaries not related to the Business shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date and (ii) all other provisions of the Confidentiality Agreement shall remain in full force and effect after the Closing Date.

7.7. Preservation of Records. Seller and Purchaser agree that each of them shall preserve and keep the records held by it or their Affiliates relating to the Business (other than attendance records of Transferred Employees and marketing records) for a period of six (6) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, Legal Proceedings or tax audits against or governmental investigations of Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. If Seller or Purchaser wishes to destroy such records after that time, such party shall first give ninety (90) days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of such records within one hundred and eighty (180) days after the date of such notice.

7.8. Publicity. Neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the sole judgment of Purchaser or Seller, disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Purchaser or Seller lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the text thereof. In any such release or disclosure the parties shall not disclose price or valuation with respect to the transaction, except as required by applicable Law, in connection with financing transactions or if required in connection with any filings made by Seller or any of its Affiliates with the Securities and Exchange Commission or any national securities exchange after consultation with Purchaser.

7.9. Use of Name. From and after the Closing Date, Purchaser shall not, and shall cause its subsidiaries not to represent to any Person that Purchaser or any of its subsidiaries is affiliated with Seller or any of its Affiliates. Within thirty (30) days after the Closing Date, Purchaser shall, and shall cause its Subsidiaries, to cease using the name “Global Crossing” or any variation thereof, or any trademarks, trade names, logos or symbols owned by Seller or any of its Subsidiaries (other than any of the foregoing included in the Purchased Assets), or any trademark, trade name, logo or symbol confusingly similar to any of the foregoing, in relation to any of their respective products or services or in the conduct of their respective businesses.

7.10. Customer Credits; Disconnect Orders; Service Issues.

(a) (i) Subject to Section 7.10(a)(ii), at Seller’s option, Seller shall pay, or promptly indemnify Purchaser for, all valid credits and revenue write-downs claimed or requested by customers with respect to goods or services provided by Seller prior to the Closing, whether such claims or requests are made prior to or subsequent to the Closing, including any such credits and revenue write-downs which would apply to any period from and after the Effective Time of the Closing. In the event that, following the Closing, a customer shall request a credit or revenue write-down, Purchaser will consult with Seller prior to committing to such credit or revenue write-down relating to goods or services provided by Seller prior to the Closing; however, the obligation of Seller under the preceding sentence shall be applicable whether or not Seller concurs that any such credit or revenue write-down is reasonable or warranted, subject to the right of Seller to dispute the validity of such credit or revenue write-down, in accordance with the provisions of Section 11.3.

      (ii) (A) Without limiting the obligations of Seller under Section 7.10(a), Purchaser shall fund or absorb any credit or revenue write-down in an amount equal to $50,000 or less; provided that Purchaser will consult with Seller prior to committing to such credit or revenue write-down relating to goods or services provided by Seller prior to the Closing. However, Purchaser shall, subject to the right of Seller to dispute the validity of such credit or write-down in accordance with Section 11.3, be entitled to indemnification from Seller as provided in Section 7.10(a) and shall be entitled to make claims against the Indemnity Escrow Amount (without limiting any right of Purchaser to assert any indemnification claim against Seller).

            (B) In the event that Seller shall fail promptly to pay or reimburse any credit or revenue write-down in an amount in excess of $50,000, Purchaser shall be entitled to indemnification from Seller as provided in Section 7.10(a) and shall be entitled to make claims against the Indemnity Escrow Amount (without limiting any right of Purchaser to assert any indemnification claim against Seller). If Purchaser shall request a distribution and release from the Indemnity Escrow Amount with respect thereto, Seller shall not be entitled to object to such distribution and release to Purchaser, and Seller shall promptly deposit in the Indemnity Escrow Amount funds sufficient to replenish the amount which has been distributed or released to Purchaser. However, if the Seller disputes the credit or revenue write-down pursuant to Section 7.10(a)(i), any obligation of Seller to replenish the Indemnity Escrow Amount as aforesaid shall be deferred until a final determination, in accordance with the provisions of Section 11.3, is made with respect to such dispute.

            (C) In the event that a Determination in Favor of Seller (as defined in the Escrow Agreement) is made that Seller is not obligated to pay or indemnify Purchaser in respect of any credit or revenue write-down which Seller has paid or with respect to which a distribution or release has been made from the Indemnity Escrow Amount, then Purchaser shall reimburse Seller or replenish the Indemnity Escrow Amount, as applicable, by the amount of such credit or revenue write-down for which it has been determined that Seller is not responsible.

(b) Seller shall promptly inform Purchaser if, after the date hereof, it receives any Disconnect Order from a Significant Customer of the Business prior to the Closing Date.

(c) Seller shall promptly notify the Purchaser of any claims against Seller brought by any third party in respect of any goods or services supplied by Seller in connection with the Business prior to Closing. Seller agrees to consult with Purchaser as to the proposed action which the Seller intends to take to resolve or dispute such claim and shall use commercially reasonable efforts in taking any such action not to damage the goodwill of the Business. Likewise if any such third party brings a claim against Purchaser in respect of any goods or services supplied by Seller or Purchaser pursuant to the Management Agreement in connection with the Business prior to Closing, Purchaser shall promptly notify Seller of such claim and the parties shall follow the prior sentences of this paragraph in resolving such claim. Nothing in this paragraph is meant to relieve Seller of its obligations under Section 7.10(a), but is meant solely to set forth a procedure with respect to goods or services supplied to customers and to prevent the damage to the goodwill of the Business and the relationship of Seller and Purchaser with customers and suppliers of the Business.

7.11. Certain Commercial Arrangements. Seller and Purchaser agree, on or prior to the Closing Date and effective as of the Closing Date, to enter into, or to cause their Subsidiaries or Affiliates to enter into, commercial arrangements to be set forth in definitive documentation with respect to each of the following:

(a) an agreement with respect to colocation services, private line services and other specified services to be provided by Seller to Purchaser, in the form attached hereto as Exhibit B (the “Seller Master Services Agreement”); and

(b) an agreement with respect to colocation services to be provided by Purchaser to Seller that will reflect the same terms and conditions as colocation services are provided by Seller to Purchaser under the Seller Master Services Agreement (the “Purchaser Master Services Agreement”).

7.12. MCI Access Arrangements.

(a) If MCI has not applied the terms and conditions, including costs of circuits, of the Purchaser MCI Agreement to the Assumed Circuits (as defined in the MCI Assignment and Assumption Agreement) to be transferred by Seller to Purchaser at Closing prior to the 62nd day following the Closing Date, Seller agrees to pay Purchaser up to $[**] per month (and for partial months on a pro-rated basis) from the 62nd day through the date in the MCI Assignment and Assumption Agreement on which MCI agrees to apply Purchaser’s pricing for its cost of access for purchased circuits from MCI.

(b) In addition to the payment under Section 7.12(a), until the first anniversary of the Closing Date, Seller agrees to reimburse Purchaser for its actual third party cost of access in excess of $[**] per month (the “Monthly Access Cost Cap”) for all circuits included in the Purchased Assets (including the Assumed Circuits after giving effect to any re-rates to such circuits provided by MCI) transferred or required to be transferred by Seller and its Subsidiaries to Purchaser at Closing to the extent used in the operation of the Business.

7.13. Non-Competition Agreement.

(a) For a period of three (3) years following the Closing Date, Seller shall not, and shall cause its Subsidiaries not to, provide any voice telephony services between dealer boards (i.e., turrets) to any business customers in the financial services market (the “Restricted Activities”).

(b) The provisions of Section 7.13(a) shall terminate immediately upon a Change of Control. For the avoidance of doubt, the provisions of Section 7.13(a) shall not terminate upon the recapitalization or corporate reorganization of Seller, its Subsidiaries or its Affiliates.

7.14. Circuit Inventory. At the Closing, Seller shall deliver to Purchaser an electronic excel database of circuit inventory containing all applicable details then available such as routing, local access identification numbers, names of carriers and demarc information (the “Circuit Inventory Database”). To the extent that any such details are not available as of the Closing, Seller shall provide to Purchaser additional details (if any) with respect to the Circuit Inventory Database as soon as practicable after the Closing.

7.15. Management Agreement. Concurrently with the execution of this Agreement, Seller and Purchaser shall enter into the Management Agreement, pursuant to which Purchaser shall manage the Business from and after the date hereof in accordance with the terms and conditions set forth in the Management Agreement.

7.16. Monthly Financial Data. Prior to Closing, Seller shall deliver to Purchaser, as soon as possible after it becomes available and in no event later than the 15th day after any month end, additional monthly financial data of the Business, comparable to the financial data described in Sections 5.4(a)(i), 5.4(a)(ii) and 5.4(a)(iii) hereof (the “Additional Monthly Financial Data”). If the Closing occurs prior to the 15th day after a month end and such comparable financial data is not then available, Seller will provide to Purchaser at Closing the financial data that is then available, including data on customer invoices that have been sent out at such month end (the “Available Financial Data”), and Seller will certify at Closing that the Available Financial Data has been prepared in good faith based on the books and records of the Business.

ARTICLE VIII

EMPLOYEES AND EMPLOYEE BENEFITS

8.1. Employment.

(a) Transferred Employees. Seller shall permit, and shall cause its Subsidiaries to permit, Purchaser to interview such employees of the Business as Purchaser shall request and to engage in discussions with such employees regarding potential employment by Purchaser following the Closing and the terms thereof. At least ten (10) days prior to the Closing Date, Purchaser shall identify, and notify Seller in writing of, those non-UK Employees of the Business it intends to make offers of employment in order to continue to employ such persons in the Business subsequent to the Closing (the “Employee List”). Prior to the Closing, Purchaser shall deliver, in writing, an offer of employment to each such Employee who remains employed immediately prior to the Closing to commence immediately following the Closing. Such individuals who accept such offer of employment effective as of the Closing Date and who report to active employment on the first Business Day following the Closing Date are hereinafter referred to as the “Transferred Employees.” For purposes of Section 8.2, any reference to the “Transferred Employees” or a “Transferred Employee” shall include the UK Transferred Employees, as applicable. Any employment of a Transferred Employee as aforesaid shall be solely “at will” and, subject to Section 8.2(a), on such terms and conditions as Purchaser may elect; and Purchaser shall have no obligation to continue any employment of a Transferred Employee subsequent to the Closing.

(b) Standard Procedure. Pursuant to the “Standard Procedure” provided in section 5 of Revenue Procedure 96 60, 1996 2 C.B. 399, (i) Purchaser and Seller shall report on a predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W 2 with respect to any Transferred Employees, and (iii) Purchaser will undertake to file (or cause to be filed) a Form W 2 for each such Transferred Employee with respect to the portion of the year during which such Employees are employed by Purchaser that includes the Closing Date, excluding the portion of such year that such Employee was employed by Seller or its Subsidiaries.

8.2. Employee Benefits.

(a) Benefits. Purchaser shall provide compensation and benefits to the Transferred Employees on substantially the same basis or terms as Purchaser provides to similarly situated employees of Purchaser, which compensation and benefits may be lesser than that which any Transferred Employee may be currently receiving.

(b) For purposes of eligibility and vesting (but not benefit accrual) under any employee benefit plans of Purchaser providing benefits to Transferred Employees (the “Purchaser Plans”), Purchaser shall credit each Transferred Employee with his or her years of service with Seller, its Subsidiaries and any predecessor entities, to the same extent as such Transferred Employee was entitled immediately prior to the Closing to credit for such service under any similar Employee Benefit Plan. The Purchaser Plans shall not, subject to the requirements of any third party provided plan or arrangement, deny Transferred Employees coverage on the basis of pre-existing conditions and shall credit such Transferred Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Purchaser Plans.

(c) Nothing contained in this Section 8.2 or elsewhere in this Agreement shall be construed to prevent the termination of employment of any individual Transferred Employee or any change in the employee benefits available to any individual Transferred Employee.

(d) Notwithstanding anything contained herein to the contrary, Seller and its Subsidiaries shall be responsible for all Liabilities with respect to employees and Transferred Employees attributable to their accrued and accruable compensation (including salary, wages, commissions, bonuses, incentive pay, overtime and premium pay) employee benefits, vacation, sick days and personal days (collectively, “Accrued Employee Benefits”) prior to Closing. Seller hereby acknowledges that it and its Subsidiaries shall be solely responsible for the payment of such Accrued Employee Benefits in respect of any period or partial period ending prior to Closing. Similarly, Purchaser shall be responsible for all such Accrued Employee Benefits with respect to the Transferred Employees accruing solely with respect to periods of their employment by Purchaser from and after the Closing.

8.3 [**] 2.5 pages omitted pursuant to the confidential treatment request.

ARTICLE IX

CONDITIONS TO CLOSING; DELIVERIES AT CLOSING

9.1. Conditions Precedent to Obligations of Purchaser and Seller. The obligations of Purchaser and Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) the receipt of the Regulatory Approvals;

(b) the absence of any Actual Regulatory Prohibition or any Threatened Regulatory Prohibition;

(c) [omitted]

(d) Seller shall have effected the Seller Closing Deliveries, and Purchaser shall have effected the Purchaser Closing Deliveries;

(e) the MCI Assignment and Assumption Agreement shall be in full force and effect; and

(f) no voluntary or involuntary federal, state or foreign bankruptcy, reorganization, insolvency, moratorium or similar proceeding shall have been commenced by or against Seller or its Subsidiaries or with respect to the Purchased Assets or the Business and such proceeding is then pending.

9.2. Seller Closing Deliveries. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following (the “Seller Closing Deliveries”):

(a) a duly executed Bill of Sale and Assignment and Assumption Agreement in the form of Exhibit A hereto (the “Bill of Sale and Assignment and Assumption Agreement”), and Seller or its Subsidiaries shall deliver to Purchaser or its assigns and all of the Purchased Assets free and clear of all Liens except for Permitted Exceptions;

(b) the Escrow Agreement, the Seller Master Services Agreement and the Purchaser Master Services Agreement;

(c) a non-exclusive, royalty free license to use the SCORE system in the form attached hereto as Exhibit D;

(d) an officer’s certificate signed by an authorized officer of Seller’s parent company, Global Crossing Limited, a Bermuda company, reasonably satisfactory to Purchaser certifying that: (i) the annual net revenue of the Business, as adjusted for customer credits, as of January 31, 2005 was at least $[**] based on the annualized revenue for January 2005 and (ii) the Available Financial Data has been prepared in good faith based on the books and records of the Business;

(e) the Management Fee under the Management Agreement, unless Purchaser elects to reduce the Purchase Price by the Management Fee in accordance with Section 3.1 of the Management Agreement and Section 9.3(a) hereof; and

(f) cost of access reduction plans with respect to the circuits included in the Purchased Assets, in form, substance and detail consistent with the cost of access reduction plan for Atlanta heretofore provided by Seller to Purchaser, and reasonably satisfactory to Purchaser demonstrating that Purchaser will have monthly cost of access of not more than $[**] after giving effect to disconnects to be made on or before of July 31, 2005.

9.3. Purchaser Closing Deliveries. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following (the “Purchaser Closing Deliveries”):

(a) the Purchase Price, less the Indemnity Escrow Amount, the TSA Escrow Amount and (if Purchaser elects to reduce the Purchase Price by the Management Fee in accordance with Section 3.1 of the Management Agreement) the Management Fee, and evidence of the wire transfer thereof;

(b) the duly executed Bill of Sale and Assignment and Assumption Agreement; and

(c) Escrow Agreement, the Seller Master Services Agreement and the Purchaser Master Services Agreement.

9.4. Frustration of Closing Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in Section 9.1 if such failure was caused by such party’s failure to comply with any provision of this Agreement or any of the Ancillary Agreements.

ARTICLE X

INDEMNIFICATION

10.1. Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall survive the Closing and claims may be asserted with respect thereto to the extent permitted by this Article X; provided, however, that (i) with respect to claims for indemnification asserted or assertable directly by an indemnified party hereunder (other than claims for indemnification asserted or assertable based on Third Party Claims), such representations and warranties shall terminate as of the close of business on the date that is one year after the Closing Date and (ii) with respect to claims asserted or assertable by an indemnified party for indemnification because of a claim asserted by any claimant other than an indemnified person hereunder based on claims asserted or assertable by any other Person against Seller or Purchaser or their respective Affiliates (including any creditor of or holder of a claim against Seller or its Subsidiaries and any other Person holding a claim based on any Excluded Liability) (a “Third Party Claim”), such representations and warranties shall terminate as of the close of business on the date that is three years after the Closing Date. Claims under

Sections 10.2(a)(i) and 10.2(a)(ii) in respect of any Excluded Liability described in subclause (i)(B) of the second sentence of Section 2.4 shall terminate as of the close of business on the date that is three years after the Closing Date if not asserted prior to that date. Notwithstanding the foregoing, the representations and warranties contained in Section 5.1, Section 5.2, the first sentence of Section 5.5, Section 6.1, Section 6.2 and any claim based on fraud, Intentional Misrepresentation or willful misconduct by any of Seller or its Subsidiaries or Purchaser shall survive the Closing and remain in effect indefinitely, and the representations and warranties contained in Section 5.14 shall survive the Closing and remain in effect until ninety (90) days after the expiration of the applicable statute of limitations. The expiration of any representation and warranty as aforesaid shall not affect any separate obligation set forth in this Article X of the Parties under this Agreement or the Ancillary Agreements to indemnify each other with respect the breach of a covenant or the assumption or retention of an Assumed Liability or an Excluded Liability, as the case may be, to the matter which is the subject of such representation and warranty.

10.2. Indemnification by Seller.

(a) Subject to Sections 10.1 and 10.5 hereof, Seller hereby agrees to indemnify and hold Purchaser and its directors, officers, employees, Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against the following incurred by, imposed upon or sought to be imposed upon Purchaser:

(i) any and all losses, liabilities, obligations and damages (including consequential, incidental, indirect, special and punitive damages) (individually, a “Loss” and, collectively, “Losses”) based upon or arising from any breach of the representations, warranties, covenants or agreements made by Seller in this Agreement; however, the indemnification obligations of Seller with respect to any Excluded Liability described in subclause (i)(B) of the second sentence of Section 2.4 shall be subject to the limitations set forth in Section 10.5

(ii) all Excluded Liabilities and all Losses based upon or arising from any Excluded Asset or any Excluded Liability, including if and to the extent that any third-party shall seek to impose any Excluded Liability upon Purchaser Indemnified Parties; however, the indemnification obligations of Seller with respect to any Excluded Liability described in subclause (i)(B) of the second sentence of Section 2.4 shall be subject to the limitations set forth in Section 10.5.

(iii) any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) incurred by Purchaser Indemnified Parties incident to any and all Losses or Excluded Liabilities with respect to which indemnification is provided hereunder; and

(iv) the cost of access paid by Purchaser with respect to third party circuits that do not constitute Purchased Assets and that are erroneously transferred or billed to Purchaser at Closing, to the extent that the total cost of access to Purchaser for all third party circuits correctly transferred to Purchaser and all such erroneously transferred circuits exceeds an aggregate of $[**] per month and provided that Seller has not otherwise reimbursed Purchaser for such cost of access for erroneously transferred circuits; however, the foregoing limitation shall be inapplicable (A) if Seller is in breach of its obligations under Section 7.12, (B) subsequent to the first anniversary of the Closing Date, or (C) prospectively from and after such erroneously transferred or billed circuits are discovered.

10.3. Indemnification by Purchaser. Subject to Sections 10.1 and 10.5, Purchaser hereby agrees to indemnify and hold Seller and its directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against:

(i) any and all Losses based upon or arising directly from any breach of the representations, warranties, covenants or agreements made by Purchaser in this Agreement;

(ii) all Assumed Liabilities and any and all Losses based upon or arising directly out of any Assumed Liability, including if and to the extent that any third-party shall seek to impose any Assumed Liability upon Seller Indemnified Parties;

(iii) any and all Losses based upon or arising directly out of any Purchased Asset or the operation of the Business after the Closing Date, other than with respect to Excluded Liabilities; and

(iv) any and all Expenses incident to any and all Losses or Assumed Liabilities with respect to which indemnification is provided hereunder.

10.4. Indemnification Procedures.

(a) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any Person in respect of which payment may be sought under Section 10.2 and 10.3 hereof (regardless of the limitations set forth in Section 10.5) (an “Indemnification Claim”), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim which relates to any Losses indemnified against hereunder, the indemnified party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If the indemnifying party shall assume the defense of any Indemnification Claim, the indemnified party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 10.4 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and such party provide to such other party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the indemnifying party notifies the indemnified party in writing of the indemnifying party’s willingness to accept the settlement offer and, subject to the applicable limitations of Sections 10.5 and 10.6, pay the amount called for by such offer, and the indemnified party declines to accept such offer, the indemnified party may continue to contest such Indemnification Claim, free of any participation by the indemnifying party, and the amount of any ultimate liability with respect to such Indemnification Claim that the indemnifying party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the indemnified party declined to accept plus the Losses of the indemnified party relating to such Indemnification Claim through the date of its rejection of the settlement offer or (B) the aggregate Losses of the indemnified party with respect to such Indemnification Claim. If the indemnifying party makes any payment on any Indemnification Claim, the indemnifying party shall be subrogated, to the extent of such payment, to all rights and remedies of the indemnified party to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim

(b) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

10.5. Certain Limitations on Indemnification.

(a) Notwithstanding anything herein to the contrary, an indemnified party must give notice to an indemnifying party of any Indemnification Claim in respect of a breach of a representation or warranty hereunder in writing in reasonable detail prior to the expiration of the applicable period, if any, specified in Section 10.1. Any such Indemnification Claim not made by an indemnified party on or prior to that date will be irrevocably and unconditionally released and waived.

(b) Notwithstanding the provisions of this Article X, neither Seller nor Purchaser shall have any indemnification obligations for Losses under this Article X based solely on any breach of the representations and warranties set forth in this Agreement, or any indemnification obligation with respect to any Excluded Liability described in subclause (i)(B) of the second sentence of Section 2.4, (i) for any individual item where the Loss relating thereto is less than $25,000 and (ii) in respect of each individual item where the Loss relating thereto is equal to or greater than $25,000, unless the aggregate amount of all such Losses exceeds $100,000, and, in such event, the indemnifying party shall be required to pay the entire amount of such Losses and Expenses (including any Losses under the foregoing clause (i)). In no event shall the aggregate indemnification under this Article X solely in respect of breaches of the representations and warranties set forth in this Agreement and any Excluded Liability described in subclause (i)(B) of the second sentence of Section 2.4, to be paid by (i) Seller exceed $6.25 million in the aggregate, and (ii) Purchaser exceed $1.0 million in the aggregate or, in the case of a breach of Purchaser’s representations and warranties contained in Section 6.6, $25 million in the aggregate; provided, however, the foregoing limitations shall not be applicable with respect to any claim (A) in respect of the representations and warranties contained in Section 5.1, Section 5.2, the first sentence of Section 5.5, Section 6.1 and Section 6.2, (B) based on a breach of the covenants of Seller or Purchaser contained herein, (C) based on fraud, Intentional Misrepresentation, willful misconduct or violations of Law by Seller or its Subsidiaries or Purchaser or (D) in respect of the obligation of Seller to indemnify Purchaser for Excluded Liabilities or the obligation of Purchaser to indemnify Seller for Assumed Liabilities under this Article X.

10.6. Indemnity Escrow. On the Closing Date, Purchaser, on behalf of the Selling Subsidiaries, shall pay to the Escrow Agent in immediately available funds, in a separately identified account (apart from the TSA Escrow Amount) designated by the Escrow Agent, an amount equal to $2,000,000 (the “Indemnity Escrow Amount”), in accordance with the terms of this Agreement and the Escrow Agreement. Any payment Seller is obligated to make to any Purchaser Indemnified Parties pursuant to this Article X shall be paid first from the Indemnity Escrow Amount. On each of the first and second anniversaries of the Closing Date, the Indemnity Escrow Agent shall release $500,000 of the Indemnity Escrow Amount to Seller, provided that, if one or more claims for indemnification are then pending or have been asserted, the amount of the escrow that shall be released to Seller at each such time shall be an amount equal to the difference between $500,000 and the amount of all such claims then pending or asserted which have not been reserved against by retaining prior escrow amounts. On the third anniversary of the Closing Date, the Escrow Agent shall release the remainder (if any) of the Indemnity Escrow Amount to Seller, except that the Escrow Agent shall retain an amount equal to the amount of claims for indemnification under this Article X asserted prior to such 3 year anniversary but not yet resolved (“Unresolved Claims”). The Indemnity Escrow Amount retained for Unresolved Claims shall be released by the Indemnity Escrow Agent (to the extent not utilized to pay Purchaser for any such claims resolved in favor of Purchaser) upon their resolution in accordance with this Article X. The Indemnity Escrow Amount shall constitute collateral security for the obligations of Seller under this Article X; and the Escrow Agent shall, pursuant to the Escrow Agreement, agree to act as collateral agent for Purchaser.

10.7. Calculation of Losses.

(a) The amount of any Losses for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the indemnified party under insurance policies or otherwise with respect to such Losses (net of any Tax or expenses incurred in connection with such recovery).

(b) If, notwithstanding the treatment required by Section 10.8, the amount of any Loss for which indemnification is provided under this Article X gives rise to a currently realizable Tax benefit (as defined below) to the Indemnified Party making the Indemnification Claim, then the Indemnification Claim shall be (i) increased to take account of any net Tax cost incurred by the indemnified party arising from the receipt of indemnity payments hereunder (grossed up for such increase) and (ii) reduced to take account of any net Tax benefit realized by the indemnified party arising from the incurrence or payment of any such Loss. To the extent such Indemnification Claim does not give rise to a currently realizable Tax benefit, if, notwithstanding the treatment required by Section 10.8, the amount with respect to which any Indemnification Claim is made gives rise to a subsequently realized Tax benefit to the indemnified party that made the Indemnification Claim, such indemnified party shall refund to the indemnifying party the amount of such Tax benefit (with and including any gross-up payment made pursuant to this Section 10.7 with respect to such Tax benefit) when, as and if realized (it being understood that such indemnified party shall use its reasonable efforts to realize such Tax benefit). For purposes of this Section 10.7, a “Tax benefit” means an amount by which the Tax liability of the party (or group of corporations including the party) is actually reduced (including by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant Tax Authority. In computing the amount of any such Tax cost or Tax benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. For purposes of this Section 10.7, a Tax benefit is “currently realizable” to the extent that such Tax benefit can be realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the Indemnification Claim. The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any final determination (which shall include the execution of Form 870-AD or successor form) with respect to the indemnified party’s liability for Taxes, and payments between the parties to this Agreement to reflect such adjustment shall be made if necessary. Any indemnity payment under this Article X shall be treated as an adjustment to the value of the asset upon which the underlying Indemnification Claim was based, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the indemnified party or any of its Affiliates causes any such payment not to be treated as an adjustment to the value of the asset for United States federal income tax purposes.

10.8. Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.

10.9. Exclusive Remedy. Except for claims based on fraud, Intentional Misrepresentation or willful misconduct, the sole and exclusive remedy to recover any monetary Losses for any breach or inaccuracy, or alleged breach or inaccuracy, of any representation or warranty in this Agreement or any covenant or agreement to be performed in accordance with the terms of this Agreement, shall be indemnification in accordance with this Article X. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against Seller or its Subsidiaries or Purchaser, as the case may be, arising under or based upon any federal, state or local Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise).

ARTICLE XI

MISCELLANEOUS

11.1. Tax Matters.

(a) Purchaser and Seller agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce, or eliminate any sales, use, transfer, or other Taxes to the extent permitted by Law, and to the extent such certificate or other document would not increase the Taxes of the Purchaser or Seller. In addition, Seller and Purchaser agree to obtain such tax clearance or similar certificates from any Governmental Body as the other party may reasonably require, and each party shall provide such assistance as the other party may reasonably request in obtaining such certificates.

(b) (i) Purchaser and Seller shall each pay fifty percent (50%) of (and shall indemnify and hold harmless the other party against) any sales taxes applicable to the Purchased Assets and for all other applicable sales, use, stamp, documentary, filing, recording, transfer or similar fees or Taxes or governmental charges (including real property transfer Taxes, UCC 3 filing fees, title recording or filing fees) and other amounts payable in respect of transfer filings in connection with the transactions contemplated by this Agreement, other than Taxes measured by or with respect to income taxes imposed on Seller or its Subsidiaries, which shall be the responsibility of Seller; however, Purchaser shall furnish to Seller any certification reasonably requested by Seller which will accomplish a reduction to any New York state and local sales Taxes applicable to the transfer of the Purchased Assets pursuant to this Agreement. Seller shall file all necessary documents (including all Tax Returns) with respect to all such amounts in a timely manner.

(ii) Notwithstanding the other provisions of this Section 11.1, but subject to this paragraph, Seller and the Selling Subsidiaries shall not invoice Purchaser for any value added taxes with respect to the sale and transfer of the Business and the Purchased Assets; however, if (i) in the case of assets not owned by a Selling Subsidiary in the UK if Seller or the Selling Subsidiary reasonably determines (after consultation with Purchaser) that it is required by Law to account for value added tax with respect to the sale and purchase of those Purchased Assets, or (ii) in the case of assets owned by Seller or a Selling Subsidiary in the UK, if

Purchaser is not registered or required to be registered for VAT in the UK at Closing, or (iii) in the event that any proceeding or demand by any Governmental Body subsequent to the Closing shall result in the imposition upon the Seller or any of the Selling Subsidiaries of any obligation to account for any value added tax with respect to the sale and transfer of the Purchased Assets, then the Seller or a Selling Subsidiary (as appropriate) shall then issue a valid value added tax invoice to the Purchaser for the full amount of such value added tax and the Purchaser and Seller shall each pay fifty percent (50%) of (and shall indemnify and hold harmless the other party against) any such value added tax (including any penalties and interest imposed by any Government Body). In the event that, subsequent to any imposition of value added taxes as aforesaid, Purchaser shall be entitled to recover from any Governmental Body (whether by way of credit or repayment) any or all of such value added tax, then Purchaser shall take such credit or apply for such repayment and Purchaser shall remit to Seller 50% of the amount of such value added tax recovered provided that Seller has complied with its payment obligations under the preceding sentence. For the avoidance of doubt, the foregoing obligation of Seller and Purchaser shall be applicable solely to the sale to Purchaser of the Business and the Purchased Assets under this Agreement and shall be inapplicable (i) to value added taxes invoiced by Purchaser to its customers in respect of services and products provided by Purchaser to such customers or (ii) credits for value added taxes which Purchaser may otherwise have in the ordinary course of its business.

(c) For purposes of Sections 2.4(b) and 3.4(b), in the case of a taxable period that includes the Closing Date, Taxes relating to the Purchased Assets shall be allocated to the periods before and after the Closing Date as follows: (i) in the case of real property Taxes, personal property Taxes or similar ad valorem obligations, such Taxes shall be allocated to periods before and after the Closing Date on a pro rata basis as of 12:01 A.M. on the Closing Date and (ii) in the case of all other Taxes (including Taxes based on net or gross income, or transactional taxes such as sales taxes), the portion of such Taxes allocable to the period before the Closing Date shall be computed as if the taxable period ended on the Closing Date.

11.2. Expenses. Except as otherwise provided in this Agreement, each of Seller and Purchaser shall bear its own fees and expenses incurred in connection with the negotiation and execution of this Agreement, all regulatory filing fees and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.3. Submission to Jurisdiction; Consent to Service of Process; Arbitration.

(a) The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Any controversy, dispute or claim arising under or in connection with this Agreement (including, without limitation, the existence, validity, interpretation or breach hereof and any claim based on contract, tort or statute) shall be resolved by a binding arbitration, to be held in New York, New York pursuant to the Federal Arbitration Act and in accordance with the then-prevailing International Arbitration Rules of the American Arbitration Association (the “AAA”). The AAA shall select three arbitrators. Each party shall bear its own expenses incurred in connection with arbitration and the fees and expenses of the arbitrators shall be shared equally by the parties involved in the dispute and advanced by them from time to time as required. It is the mutual intention and desire of the parties that the tribunal of three arbitrators be constituted as expeditiously as possible following the submission of the dispute to arbitration. Once such tribunal is constituted and except as may otherwise be agreed in writing by the parties involved in such dispute or as ordered by the arbitrators upon substantial justification shown, the hearing for the dispute will be held within sixty (60) days of submission of the dispute to arbitration. The arbitrators shall render their final award within sixty (60) days, subject to extension by the arbitrators upon substantial justification shown of extraordinary circumstances, following conclusion of the hearing and any required post-hearing briefing or other proceedings ordered by the arbitrators. Any discovery in connection with arbitration hereunder shall be limited to information directly relevant to the controversy or claim in arbitration, and the parties shall have such discovery rights as are available under the Federal Rules of Civil Procedure. The arbitrators will state the factual and legal basis for the award. The decision of the arbitrators in any such proceeding will be final and binding and not subject to judicial review and final judgment may be entered upon such an award in any court of competent jurisdiction, but entry of such judgment will not be required to make such award effective. Any action against any party hereto ancillary to arbitration pursuant to Section 11.3(a) (as determined by the arbitrators), including any action for provisional or conservatory measures or action to enforce an arbitration award or any judgment entered by any court in respect of any thereof may be brought in any foreign, federal or state court of competent jurisdiction, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any such foreign, federal or state courts, including courts located within the State of New York over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action. Each of the parties hereto agrees that a judgment in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Notwithstanding the provisions of this Section 11.3(b), (i) in the event that any dispute relates to, arises out of or is based upon any claim asserted by a third party against Seller or Purchaser or their respective Affiliates, and if such third party claim is the subject of any litigation or proceeding in any court or venue, then any cross-claim for indemnification asserted by Seller or Purchaser may be brought in the same court or venue as the third party claim which is the subject of such indemnification claim, and (ii) any action to restrain or enjoin any breach of the provisions of this Agreement, including to enforce the provisions of Section 7.13, may be brought by Seller or Purchaser in any court of competent jurisdiction.

(c) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.6.

11.4. Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Ancillary Agreements and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supercedes all prior agreements, both written and oral, between or on behalf of the parties hereto with respect to the subject matter of this Agreement. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action taken pursuant to this Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State irrespective of the choice of Laws principles of the State of New York other than Section 5-1401 of the General Obligations Law of the State of New York. However, the provisions of Section 8.3 shall be governed by and construed in accordance with the laws of the United Kingdom.

11.6. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller, to:

Global Crossing Holdings Limited

200 Park Avenue

Florham Park, NJ 07932

Facsimile:    973-360-0538

Attention:    Office of the General Counsel

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Facsimile:    212-310-8007

Attention:    Michael E. Lubowitz

If to Purchaser, to:

WestCom Corporation

162 Fifth Avenue

Second Floor

New York, NY 10010

Facsimile:    212 -807-0316

Attention:    General Counsel

With a copy (which shall not constitute notice) to:

Dechert LLP

30 Rockefeller Plaza

New York, New York 10112

Facsimile:    212.698-3599

Attention:    Ronald R. Jewell

11.7. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.8. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided in Article X with respect to Indemnified Parties. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided however, that Purchaser may assign this Agreement in whole or in part to any Affiliate of Purchaser without the prior written consent of Seller. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.9. Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of Seller or Purchaser or their respective Affiliates shall have any liability for any obligations or liabilities of Seller or Purchaser, as applicable, under this Agreement or the Seller Documents or Purchaser Documents, as applicable, or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

11.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of any such Agreement.

[signatures appear on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

GLOBAL CROSSING HOLDINGS LIMITED

By:	/s/ Mark Gottleib
Name:	Mark Gottleib
Title:	Attorney-in-fact

WESTCOM CORPORATION

By:	/s/ Michael Hirtenstein
Name:	Michael Hirtenstein
Title:	CEO

Asset Purchase Agreement dated as of March 25, 2005

Exhibit A

Bill of Sale and Assignment and Assumption Agreement

Attached

Exhibit B

Seller Master Services Agreement

Attached

Exhibit C

Escrow Agreement

Attached

Exhibit D

SCORE License

Attached